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Milan

December 3, 2012

Via EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn: Mara L. Ransom, Assistant Director

  Re:
  USA Compression Partners, LP
  Amendment No. 8 to Registration Statement on Form S-1
  Filed November 6, 2012
  File No. 333-174803
  Amendment No. 4 to Registration Statement on Form S-1
  Filed November 6, 2012
  File No. 333-180551

Ladies and Gentlemen:

        Set forth below is the response of USA Compression Partners, LP, a Delaware limited partnership (the "Partnership"), to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated November 16, 2012 with respect to the above referenced Registration Statements (the "Registration Statements").

        Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 9 ("Amendment No. 9") to the Registration Statement on Form S-1 (File No. 333-174803) ("IPO Registration Statement") and Amendment No. 5 ("Amendment No. 5") to the Registration Statement on Form S-1 (File No. 333-180551) ("DRIP Registration Statement"). For your convenience, four copies of this letter, as well as four copies of Amendment No. 9 marked to show all changes made since the filing of Amendment No. 8 to the IPO Registration Statement and four copies of Amendment No. 5 marked to show all changes made since the filing of Amendment No. 4 to the DRIP Registration Statement, will be hand delivered to your offices.

        For your convenience, the response is prefaced by the exact text of the Staff's corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 9 or Amendment No. 5, as applicable, unless otherwise indicated. The response in this letter is based on representations made by the Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

Amendment No. 8 to Registration Statement on Form S-1 (333-174803)

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

Liquidity and Capital Resources, page 92

  1.
  Please revise to provide the underlying reasons behind the changes in your nine months operating cash flows for the period ended September 30, 2012 so readers can better understand their variability. We note your disclosure that the increase was due to an increase in income offset by a higher use of working capital for that period; however, the disclosure provides little insight regarding the drivers behind the changes in significant line items making up working capital such as accounts payable and accrued liabilities. Refer to Section IV of our SEC Release No. 33-8350.

    Response:    The Partnership has revised page 93 in Amendment No. 9 to disclose that the higher use of working capital in 2012 is due to increased purchases and timing of payments for new compression unit equipment. There are no other significant changes in working capital from the period ended September 30, 2011 as compared to that same period ended September 30, 2012.

Certain Relationships and Related Party Transactions, page 126

  2.
  Please describe in this section the $750,000 in expenses that you incurred under an agreement between USA Compression Holdings, LLC and its affiliates, as you disclose on page F-37.

    Response:    The Partnership has revised page 128 in Amendment No. 9 to include discussion of management fees paid. This management fee will not be a continuing obligation of the Partnership or its subsidiaries following the consummation of this offering.

Financial Statements, page F-1

Notes to the Condensed Interim Financial Statements, page F-32

(6) Transaction with Related Parties, page F-37

  3.
  Please identify all related party transactions on the face of the balance sheet, income statement, or statement of cash flows. Reference is made to Rule 4-08(k) of Regulation S-X. We also noted you incurred $750,000 and $250,000 of such expenses related to a management fee for the nine months period ended September 30, 2012 and 2011, respectively.

    Response:    In accordance with Rule 4-02 of Regulation S-X, the Partnership does not break out related party transaction on the face of its balance sheet, income statement, or statement of cash flows because the amounts are not significant.

(7) Operating Leases, page F-38

  4.
  Please explain the significant increase in total future lease payments as of June 30, 2012 from $1,981,412 to $4,335,251 as of September 30, 2012.

    Response:    The Partnership signed two new significant leases in Q3 2012 for office space which contributed $2,206,430 to the total future lease payments. The Partnership has revised page F-38 in Amendment No. 9 to include this explanation.

Amendment No. 4 to Registration Statement on Form S-1 (333-180551)

  5.
  Please revise this registration statement to comply with comments 1-4 above.

    Response:    The Partnership has revised pages 70, 104 and F-32 in Amendment No. 5 in response to the Staff's comments.

        Please do not hesitate to contact me by telephone at (713) 546-7459 or by fax at (713) 546-5401 or Sean T. Wheeler by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Keith Benson Keith Benson of Latham & Watkins LLP
cc:
J. Gregory Holloway, USA Compression Partners, LP
Sean T. Wheeler, Latham & Watkins LLP
Mike Rosenwasser, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.